SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

June 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

FITCH BOOSTS ECOPETROL'S CREDIT RATING TO INVESTMENT GRADE

•	Foreign and local currency rating raised to 'BBB-' and 'BBB' with a stable outlook
•	Upgrade is in line with the Republic of Colombia's new rating

BOGOTA, Colombia, June 28, Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; BVL: EC; TSX: ECP) (“Ecopetrol” or the “Company”) announced that the risk rating agency Fitch has upgraded Ecopetrol S.A.'s foreign and local currency Issuer Default Ratings (IDRs) to 'BBB-' and 'BBB', respectively, from 'BB+' and 'BBB-'. This rating action affects approximately USD 1.5 billion of debt due 2019. The rating outlook is stable.

The investment grade rating assigned to Ecopetrol by Fitch is in line with the June 22 decision by the agency to increase the Republic of Colombia's foreign and local rating to 'BBB-' and 'BBB' respectively.

According to the Fitch report, Ecopetrol's ratings reflect its strong financial profile, improving production capacity, and adequate reserve levels. Ecopetrol's growth strategy and associated capital investment are considered aggressive according to Fitch. Fitch’s report also states that the Company's ratings reflect the close linkage with the Republic of Colombia, which currently owns 89.9% of the Company.

The news release is available on the website www.ecopetrol.com.co .

Bogota, Colombia – June 28, 2011

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 24, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer